UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

J.D. EDWARDS & COMPANY

(Name of Subject Company (Issuer))

PEOPLESOFT, INC.

JERSEY ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

281667105

(CUSIP Number of Class of Securities)

Anne S. Jordan
Senior Vice President, General Counsel and Secretary
PeopleSoft, Inc.
4460 Hacienda Drive
Pleasanton, California 94588
(925) 225-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

COPY TO:
Douglas D. Smith, Esq.
Lisa A. Fontenot, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street, 31st Floor
San Francisco, CA 94104
(415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 11.
Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed on June 19, 2003 and as amended from time to time, by PeopleSoft, Inc., a Delaware corporation (“PeopleSoft”), and Jersey Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of PeopleSoft, relating to Purchaser’s offer to exchange all of the issued and outstanding shares of common stock, par value $.001 per share of J.D. Edwards & Company, a Delaware corporation (“J.D. Edwards”), together with the associated stock purchase rights, for the consideration described in the Schedule TO.

PeopleSoft has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission, relating to the PeopleSoft common stock, par value $.01 per share, to be issued to the stockholders of J.D. Edwards in connection with the offer, as set forth in the prospectus (the “Prospectus”) which is a part of the Registration Statement, and the related letter of transmittal (the “Letter of Transmittal”), which were annexed to the Schedule TO as Exhibits(a)(4)(i) and (a)(1)(i) hereto, respectively. PeopleSoft has also filed Amendment No. 1 to the Registration Statement, which was annexed to the Schedule TO as Exhibit (a)(4)(ii).

The information set forth in the Prospectus, the Registration Statement and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of the Schedule TO, except as set forth below.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented to include the following:

On July 11, 2003, the Securities and Exchange Commission declared effective the Registration Statement, as amended, relating to the offer. On July 14, 2003, PeopleSoft filed the Prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended, which is attached hereto as Exhibit (a)(4)(iii) and is incorporated herein by this reference.

On July 14, 2003, PeopleSoft and Purchaser received notification from the Department of Justice that early termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has been granted. The press release issued by PeopleSoft announcing the early termination of the waiting period under the HSR Act was previously filed with the Securities and Exchange Commission on July 14, 2003, pursuant to Rule 425 under the Securities Act of 1933 and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

EXHIBIT	DESCRIPTION
(a)(4)(iii)	Prospectus, dated July 11, 2003 (incorporated by reference to PeopleSoft’s Rule 424 (b)(3) filing in connection with Registration Statement No. 333-106269 on July 14, 2003).
(a)(5)(xviii)	Press Release issued by PeopleSoft, dated July 3, 2003 (incorporated by reference to PeopleSoft’s 425 filing on July 7, 2003).
(a)(5)(xix)	Press Release issued by PeopleSoft, dated July 14, 2003 (incorporated by reference to PeopleSoft’s 425 filing on July 14, 2003).

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEOPLESOFT, INC.

	By:	/s/ Anne S. Jordan

		Name:	Anne S. Jordan
		Title:	Senior Vice President, General Counsel and Secretary

JERSEY ACQUISITION CORPORATION

	By:	/s/ Anne S. Jordan

		Name:	Anne S. Jordan
		Title:	Vice President, Secretary

Dated: July 11, 2003

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(4)(iii)	Prospectus, dated July 11, 2003 (incorporated by reference to PeopleSoft’s Rule 424 (b)(3) filing in connection with Registration Statement No. 333-106269 on July 14, 2003).
(a)(5)(xviii)	Press Release issued by PeopleSoft, dated July 3, 2003 (incorporated by reference to PeopleSoft’s 425 filing on July 7, 2003).
(a)(5)(xix)	Press Release issued by PeopleSoft, dated July 14, 2003 (incorporated by reference to PeopleSoft’s 425 filing on July 14, 2003).

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